767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

September 6, 2018

VIA EDGAR TRANSMISSION

Irene Paik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                            Elanco Animal Health Incorporated
Registration Statement on Form S-1
Filed August 28, 2018
File No. 333-226536

Dear Ms. Paik:

On behalf of our client, Elanco Animal Health Incorporated, an Indiana corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Company, dated September 4, 2018. In connection with such responses, we are filing, electronically via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-226536).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Amendment No. 1 to Form S-1 filed August 28, 2018

Unaudited Pro Forma Condensed Combined Financial Statements, page 63

1.              Please revise footnote (d) on page 69 to disclose that the pro forma adjustment of net parent company investment balance also represents the distribution of the net proceeds from borrowings under the Term Facility to Lilly, consistent with your disclosure on page 55.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69.

2.              You disclose on page 63 that you plan to effect a stock split of your outstanding common stock immediately prior to the closing of the offering. Please clarify in footnote (g) on page 69 how many shares were considered issued and outstanding prior to the planned stock split.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers Weil, Gotshal & Manges LLP

cc:	Michael-Bryant Hicks
General Counsel
Elanco Animal Health Incorporated

Patrick O’Brien
Paul Kinsella
Ropes & Gray LLP